Frontier Communications Corporation

3 High Ridge Park

Stamford,  Connecticut 06905

(203) 614-5600

October 2,  2014

BY EDGAR – CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington,  D.C.  20549

Attention:  Larry Spirgel

Re:      Frontier Communications Corporation

Form 10-K for Fiscal Year ended December 31, 2013

Filed February 27, 2014

File No. 001-11001

Ladies and Gentlemen:

Frontier Communications Corporation (the “Company”) is hereby requesting additional time to respond to the comment of the Staff of the Securities and Exchange Commission set forth in the letter dated September 24, 2014 with respect to the above-referenced Form 10-K.

The Company expects to respond to the comment on or before October 14,  2014.

If the Staff has any additional questions or comments, please contact the undersigned at (203) 614-5023.

Sincerely,

/s/ Donald Daniels
Donald Daniels
Senior Vice President and Controller